UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

P.F. Chang's China Bistro, Inc.
(Name of Subject Company)

P.F. Chang's China Bistro, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

69333Y108
(CUSIP Number of Class of Securities)

Richard L. Federico
Chief Executive Officer
P.F. Chang's China Bistro, Inc.
7676 East Pinnacle Peak Road
Scottsdale, Arizona 85255
(480) 888-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a list of Frequently Asked Questions for Employees of P.F. Chang's China Bistro, Inc., dated May 11, 2012

Employee Supplemental FAQ - P.F. Chang's China Bistro, Inc. (the Company)

Restricted Stock Units, Stock, and Grant Questions:

1.	How can I view a summary of any share-based grants I may have outstanding?

All of your outstanding share-based awards can be found in your Merrill Lynch account. To review outstanding awards, please log into www.benefits.ml.com and you will see, under Portfolio, “P.F. Chang's China Bistro, Inc.” which is the link to your equity award information. When selecting the “P.F. Chang's China Bistro, Inc.” link, all outstanding award information will be presented.

Below the link to award information may be another link to an Individual Investor Account (IIA). This is your brokerage account which you would have set up previously and it will contain all owned shares and dividends paid.

2.	I participated in the Employee Stock Purchase Plan (ESPP). How can I find out how much stock I own? Are there any restrictions on this stock?

Your ESPP shares are available in your Merrill Lynch Individual Investor Account (IIA). This account also includes any shares that were acquired as a result of a restricted share award vesting or a direct purchase of stock, if held at Merrill Lynch. You may access your account at www.benefits.ml.com. Select your IIA link and your owned shares will be listed, along with cash, if any, that is held in the account.

If you transferred shares or purchased with another broker, you must contact that broker for information regarding your balance.

All owned shares are under your control and have no restrictions (except for insiders who are subject to specific restrictions). Please speak with your tax advisor regarding potential tax implications of any transactions you are contemplating.

3.	It looks like our stock is still being traded. Can you provide further information on why?

The Company's stock will continue to be traded on NASDAQ until the transaction contemplated by the merger agreement that the Company entered into on May 1, 2012 closes. The Company remains a public company with publicly traded stock until the transaction is completed.

4.	I own company stock. How does this transaction affect me?

As a shareholder of the Company's stock, you will receive a tender offer from Centerbridge Capital Partners II, L.P. (Centerbridge) by mid-May, requesting that you tender, or sell, your shares to Centerbridge at the offer price of $51.50 per share. Your investment advisor can review your options relating to accepting this tender offer. If you hold your stock through Merrill Lynch, you may contact an investment advisor at 1-(877)-4CHANGS, option 6 and then 1.

In regards to dividends, the first quarter cash dividend of $0.275 per share was authorized by the Company's Board of Directors and will be paid on May 25 on all outstanding shares that are dividend eligible. All outstanding share-based awards that are dividend eligible shall participate in the first quarter cash dividend in accordance with the terms and conditions governing such share-based awards. In connection with this transaction, it is unlikely that the Company will pay any future cash dividends.

5.	I don't recall how stock options work. Could you please clarify the Frequently-Asked Question (FAQ) on this topic?

Stock options are “in the money” when the current stock price is greater than the exercise price per share of stock subject to the stock option. Stock options have no value when the current stock price is less than or equal to the exercise price per share of stock subject to the stock option. If the stock price per the merger agreement ($51.50) is more than the exercise price per share of stock subject to the stock option, the stock option has value. If you do not exercise before the effective date of the merger, the stock option will convert to a cash payment based on the excess of $51.50 over the exercise price per share of stock subject to the stock option times the number of shares of stock subject to the stock option. If the stock price per the merger agreement ($51.50) is less than the exercise price per share of stock subject to the stock option, the stock option will cancel without any cash payment, as the stock option has no value at that time.

Please keep in mind that outstanding stock options have an expiration date. If the expiration date occurs before the effective date of the merger, you must exercise these outstanding stock options before they expire (assuming they have value).

6.	What happens to the stock I currently own outright?

As a shareholder of the Company's stock, you will receive a tender offer from Centerbridge by mid-May, requesting that you tender, or sell, your shares to Centerbridge at the offer price of $51.50/share. Your investment advisor can review your options relating to accepting this tender offer. If you hold your stock through Merrill Lynch, you may contact an investment advisor at 1-(877)-4CHANGS, option 6 and then 1.

7.	Will the transaction affect our Restricted Cash Unit (RCU) lapse on July 27, 2012?

If the transaction contemplated by the merger agreement closes before July 27, 2012, the RCUs that would have vested on July 27th will accelerate and be paid out within 10 business days of the closing. If the transaction closes after July 27, 2012, the units will be paid in cash on the vesting date per our normal process.

Leadership Questions:

8.	Under the terms of the merger agreement, what will happen to the Board of Directors?

Pursuant to the merger agreement, an affiliate of Centerbridge will merge with and into the Company, with the Company being the surviving entity in the merger. New directors will be appointed to the board of directors following the effective date of the merger. The composition of the new board will be determined at a future date.

Compensation Questions:

9.
Once the deal has been finalized, do we know how compensation will be structured? Will we continue to have long-term incentive compensation? Will we have a retirement program like the Restoration Plan? Will our bonus plans continue, as we know them today?

We are committed to providing externally competitive and internally equitable pay and benefits to our employees. Under the ownership of Centerbridge, we do not expect that to change. However, some of our compensation plans will need to be modified since we will no longer have publicly traded company stock.

As we are still in the early stages of this process, specific compensation design discussions have not yet taken place. We will continue to notify you of any updates or changes as details and decisions are finalized.

10.	Will you be distributing information addressing the impact of the change of control on the Restoration

Plan?

We are in the process of contacting all Restoration Plan participants with information regarding the impact of change in control and any deferral elections they may have made.

Disclosures:

Forward Looking Statements
This document may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company's businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities. In addition, the Company's actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company's existing or new restaurants to achieve expected results; damage to the Company's brands or reputation; inability to successfully expand the Company's operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company's products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs; seasonality of the Company's business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company's filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors.
The tender offer described in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at the offices of Centerbridge at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and Purchaser, a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. After the Company's filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company's executive officers and directors in the solicitation by reading the Company's proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company's potential participants, which may, in some cases, be different than those of the Company's stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

No Tax Advice
Please note that the summary contained in this FAQ is general in nature, and it may not apply to your particular situation. The Company cannot assure you of any particular tax result. You should consult with your own tax advisor as to the tax consequences of your particular transactions in connection with the tender offer and merger.